Exhibit 1

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)[i]	Date of Purchase/Sale

LEGION PARTNERS, L.P. I

Sale of Cash-Settled Total Return Swap	(134,423)	2.4118	05/12/2026

LEGION PARTNERS, L.P. II

Sale of Cash-Settled Total Return Swap	(13,750)	2.4118	05/12/2026

LEGION PARTNERS SPECIAL OPPORTUNITIES, L.P. XI

Sale of Common Stock	(18,782)	2.4118	05/12/2026

i Represents a weighted average price. These securities were sold in multiple transactions at prices ranging from $2.4000 to $2.5500, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of securities sold at each separate price within the range set forth in this footnote.